A ~~NIVEA~~ [redacted]

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2010
DIVISION OF MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

10028618

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 45321

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 AND ENDING 12/31/09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MFS Fund Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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Deloitte.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

MAR 18 2010

DIVISION OF TRADING & MARKETS

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholder of
MFS Fund Distributors, Inc.:

We have performed the procedures enumerated below, which were agreed to by MFS Fund Distributors, Inc. (the "Company"), a wholly-owned subsidiary of Massachusetts Financial Services Company (the "Parent" or "Stockholder"), the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investor Protection Corporation (SIPC) (the "other specified parties") solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) to the SIPC for the period from April 1, 2009 to December 31, 2009 in accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

SEC
Mail Processing
Section

MAR 01 2010

Washington, DC
120

The procedures we performed and our findings are as follows:

1. Obtained Form SIPC-7T from the Company (attached hereto).
2. Compared the listed assessment payments in line 2B on Form SIPC-7T with the respective cash disbursement records entries, namely a copy of the cancelled check, noting no differences.
3. Compared the total revenue amounts per the Form X-17A-5 Part IIA Quarterly 17a-5(a) for the periods of April 1, 2009 to June 30, 2009, July 1, 2009 to September 30, 2009, and October 1, 2009 to December 31, 2009, with the amounts reported in line 2a on Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences.
4. Compared any adjustments reported in line 2b and 2c on Form SIPC-7T with supporting schedules and working papers noting no differences.
5. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.
6. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 22, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

045321 FINRA DEC
MFS FUND DISTRIBUTORS INC 9*9
500 BOYLSTON ST
ATTN M SCOTTEN
COMPLIANCE DEPT
BOSTON MA 02116

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 150

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) ((450.47))

7/28/2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) (300.47)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ (300.47)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $(300.47)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MFS Fund Distributors, Inc.
(Name of Corporation, Partnership or other organization)

Chanda Upatham-Costello
(Authorized Signature)

Dated the 22 day of February, 20 10.

Sr. Divisional Controller /FinOp.
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

SECURITIES AND EXCHANGE COMMISSION
MAR 16 2010
DIVISION OF TRADING & MARKETS

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

SECURITIES AND EXCHANGE COMMISSION RECEIVED

MAR 18 2010

DIVISION OF TRADING & MARKETS

Amounts for the fiscal period beginning April 1, 2009 and ending Dec. 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 16,513,692
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	(15,896,774)
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	(613,030)
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	(3,888)
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -	
Enter the greater of line (i) or (ii)	
Total deductions	(16,513,692)
2d. SIPC Net Operating Revenues	$ -
2e. General Assessment @ .0025	$ -
	(to page 1 but not less than $150 minimum)